Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

June 6, 2017

BY EDGAR AND COURIER

Ms. Christina Chalk

Senior Special Counsel-Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Playa Hotels & Resorts N.V.

Amendment No. 1 to Schedule TO-I and Registration Statement on Form S-4

Filed June 6, 2017

CIK No. 0001692412

Dear Ms. Chalk:

This letter is submitted on behalf of Playa Hotels & Resorts N.V. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 2, 2017 (the “Comment Letter”), to Michael E. McTiernan, with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on May 22, 2017 (the “Registration Statement”) and the Company’s Schedule TO-I filed with the Commission on May 22, 2017 (“Schedule TO-I”).

For your convenience, the Staff’s comments to which the Company is responding have been reproduced in bold italics herein, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and immediately followed by the response of the Company. The Company is concurrently filing Amendment No. 1 to the Registration Statement, which includes changes in response to the Staff’s comments, as well as Amendment No. 1 to the Schedule TO-I. We have enclosed with this letter marked copies of Amendment No. 1 to the Registration Statement and Amendment No. 1 to the Schedule TO-I, which were filed today by the Company via EDGAR, reflecting all changes to the Registration Statement and Schedule TO-I.

Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Registration Statement and Schedule TO-I. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Registration Statement and Schedule TO-I.

Schedule TO-I, General

1.	Please explain why you do not believe this exchange offer is subject to Rule 13e-3. If you seek to rely on the exception from Rule 13e-3 found in Rule 13e-3(g)(2), please supplementally provide your analysis as to the basis for your reliance on that exemption.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that the Company is relying on the exception to Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Act”), provided for in Rule 13e-3(g)(2). For the reasons set forth below, the Company believes its reliance on the exception in Rule 13e-3(g)(2) is appropriate.

Rule 13e-3(g)(2) provides in pertinent part that Rule 13e-3:

“shall not apply to: … (2) any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security Provided, That: (i) Such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock; (ii) Such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and (iii) If the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.”

The Offer satisfies all three components of Rue 13e-3(g)(2). Pursuant to the Offer, each holder of the Company’s Warrants is being offered ordinary shares of the Company, which are the Dutch equivalent of common stock, and the Company’s ordinary shares are registered pursuant to Section 12 of the Act and listed on the Nasdaq Capital Market.

The Company’s ordinary shares should be treated the same as common stock for purposes of Rule 13e-3(g)(2)(i). The Company is a Dutch public limited liability company (naamloze vennootschap), and as such, describes its common equity as “ordinary shares,” rather than “common stock,” but the Company’s ordinary shares are substantially equivalent to, or more favorable to shareholders than, the common stock of a Delaware corporation with respect to shareholder rights. A detailed comparison of the rights of a shareholder of the Company’s ordinary shares with those of a shareholder of a typical Delaware publicly-traded corporation is attached hereto as Annex A. As illustrated in Annex A, the Company’s ordinary shares have substantially equivalent voting rights, rights to dividends and rights upon a liquidation as a holder of common stock of a typical Delaware publicly-traded corporation. In addition, the Company’s ordinary shares provide certain preemptive rights which are not typically available to holders of common stock of a typical Delaware corporation.

In addition, the Company has satisfied the condition in Rule 13e-3(g)(2)(i) that the ordinary shares to be received have “substantially the same rights” as the Warrants that will be exchanged. In adopting the Rule 13e-3(g)(2) exception, the Commission interpreted “substantially the same rights” in Rule 13e-3(g)(2)(i) to include an exchange offer where the class of security received in the exchange permits holders to “maintain an equivalent or enhanced equity interest” [emphasis added] (Release No. 34-16075 (August 2, 1979)). The Company’s ordinary shares clearly represent an “enhanced equity interest.” The only substantive right of holders of the Company’s Warrants is the contractual right to purchase the Company’s ordinary shares in accordance with the terms of the Warrant Agreement, and such right expires on March 11, 2022. In addition, this right may be adversely affected in the event 65% of the holders of the outstanding Warrants agree to an amendment of the Warrant Agreement. Holders of the Company’s ordinary shares, on the other hand, have numerous substantive legal rights, including voting rights, the right to receive dividends, rights to liquidation proceeds, and certain preemptive rights, all as described above and in Annex A. Given the clearly enhanced equity rights that Warrant holders receiving ordinary shares in exchange for Warrants in the Offer will enjoy, the Company believes the Offer satisfies the condition in Rule 13e-3(g)(2)(i) even if ordinary shares were not considered the equivalent of common stock for these purposes.

Exchange Offer – Forward looking statements, page 2

2.	Please delete the reference to the Private Securities Litigation Reform Act. The safe harbor for forward looking statements in the Act does not apply to statements made in connection with a tender offer.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the “Forward Looking Statements” in Amendment No. 1 to the Registration Statement to delete the reference to the Private Securities Litigation Reform Act.

Additional Information; Amendments, page 71

3.	We note the disclosure that the Offer is not being made to holders in those jurisdictions where doing so would be unlawful or which would require you to take further action in order to be lawful. Please note that Rule 13e-4(f)(8)(i) requires the exchange offer to be open to all holders. While you are not required to disseminate the offer materials in jurisdictions where you are prohibited from doing so, you may not exclude tendering holders. Please confirm your understanding in your response letter.

Response to Comment No. 3

The Company understands that Rule 13e-4(f)(8)(i) requires the exchange offer to be open to all holders of the Company’s Warrants. The Company will not exclude tendering holders of the Company’s Warrants based on the jurisdiction of such holder.

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The Company respectfully believes that the Company’s responses and proposed modifications to the Registration Statement and Schedule TO-I are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s response to your comment, please do not hesitate to contact me at (202) 637-5684.

Sincerely,

/s/ Michael E. McTiernan

Michael E. McTiernan

Enclosures

cc:	Ryan Hymel, Playa Hotels & Resorts N.V.

Bruce D. Wardinski, Playa Hotels & Resorts N.V.

Annex A

COMPARISON OF LAW

1. Introduction

The following is a summary comparison between the rights attached to ordinary shares in the capital of the Playa Hotels & Resorts N.V. (the “Company”) under Dutch corporation law and the Company’s articles of association (the “Articles of Association”) and the rights attached to shares of common stock in the capital of a corporation established under Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated.

2.    Voting Rights

The Netherlands.    In accordance with Dutch law and the Articles of Association, each ordinary share in the Company’s capital (“Ordinary Shares” and each, an “Ordinary Share”) carries the right to cast one vote at the Company’s general meeting of shareholders (the “General Meeting”), where directors of the Company’s board of directors (the “Board”) are elected. No vote may be cast at a General Meeting in respect of an Ordinary Share held by the Company or any of its subsidiaries or in respect of an Ordinary Share for which the Company or any of its subsidiaries holds the depository receipts. However, holders of a usufruct or pledge in respect of Ordinary Shares belonging to the Company or its subsidiaries are not precluded from exercising their voting rights if the usufruct or pledge was created before the relevant Ordinary Shares belonged to the Company or any of its subsidiaries. Neither the Company nor its subsidiaries may vote Ordinary Shares in respect of which they hold a right of usufruct or pledge.

Delaware.    Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of common stock at all stockholders’ meetings, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

3.    Shareholder Proposals

The Netherlands.    Pursuant to the Articles of Association, extraordinary general meetings of shareholders will be held whenever required under Dutch law or whenever the Company’s Board deems such to be appropriate or necessary. Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law representing at least one-tenth of the Company’s issued share capital may request the Company to convene a General Meeting, setting out in detail the matters to be discussed. If the Board has not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the requesting party/parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a General Meeting.

Also, pursuant to Dutch law, the agenda for a General Meeting shall include such items requested by one or more shareholders or others with meeting rights under Dutch law representing at least 3% of the Company’s issued share capital. Requests must be made in writing and received by the Company at least 60 days before the day of the General Meeting.

In accordance with the Dutch Corporate Governance Code, shareholders are expected to exercise the right of requesting the convening of a General Meeting or of putting an item on the agenda only after consulting the Board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the Company’s strategy (e.g., the removal of directors), the Board should be given the opportunity to invoke a reasonable response time of up to 180 days after the Board is informed of the intentions of the shareholder(s). The Board should use this period for further deliberation, constructive consultation, in any event with the shareholder(s) who have made the request, and the exploration of alternatives. At the end of the response period, the Board should report its actions to the General Meeting. The response time may be invoked only once for any given General Meeting and may not be invoked for an agenda item in respect of which the response period has been invoked previously or for a General Meeting if a shareholder holds at least 75% of the Company’s issued share capital as a consequence of a successful public offer (irrespective of whether the offer was friendly or hostile).

Delaware.    The Delaware General Corporation Law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules. Depending on the specific governing documents of the Delaware corporation, stockholders may be able to call special meetings of stockholders.

4.    Preemptive Rights

The Netherlands.    Under Dutch law, in the event of an issuance of Ordinary Shares or granting of rights to subscribe for Ordinary Shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the Ordinary Shares held by such holder (unless limited as described herein). A holder of Ordinary Shares does not have a preemptive right with respect to the issuance of, or granting of rights to subscribe for: (i) Ordinary Shares for consideration other than cash, (ii) Ordinary Shares to the Company’s employees or employees of the Company’s group companies, or (iii) shares issued upon the exercise of previously granted rights to subscribe for shares.

The preemptive rights in respect of newly issued Ordinary Shares may be restricted or excluded by a resolution of the General Meeting, unless the General Meeting has authorized the Board for this purpose. Such authorization for the Board can be granted and extended, in each case for a period not exceeding five years. For as long as, and to the extent that, such authorization is effective, the General Meeting will not have the power to limit or exclude preemptive rights and such authorization may not be revoked unless stipulated otherwise in the authorization. A resolution of the General Meeting to limit or exclude the preemptive rights, or to designate the Board as the authorized body to do so, requires a majority of the votes cast at a General Meeting if at least half of the issued share capital is represented at the meeting and the resolution is proposed by the Board, or at least two thirds of the votes cast at the General Meeting in other cases.

    Delaware. Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

5.    Dividends

The Netherlands.    Pursuant to Dutch law, dividends may be distributed after adoption of the annual accounts by the General Meeting from which it appears that such dividend distribution is allowed. Moreover, dividends, interim dividends (or other interim distributions) and distributions from distributable reserves may only be made to the extent that the Company’s shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the reserves that must be maintained under Dutch law.

Under the Articles of Association, a dividend is first paid out of the profit, if available for distribution, with respect to any Preferred Shares. After that, the Board shall determine which part of the remaining profits shall be added to the Company’s reserves. After reservation by the Board of any profits, the remaining profits will be at the disposal of the General Meeting for distribution on the Ordinary Shares. However, a distribution on the Ordinary Shares can only be resolved upon by the General Meeting at the proposal of the Board. The Board is permitted, subject to certain requirements, to declare interim dividends (or other interim distributions) without the approval of the General Meeting. The General Meeting, subject to certain requirements and a proposal to that effect made by the Board, may decide to make distributions from the Company’s distributable reserves. The Board, however, may resolve to charge amounts to be paid up on shares against the Company’s reserves, irrespective of whether those shares are issued to existing shareholders.

Dividends and other distributions shall be payable on such date and, if it concerns a distribution in cash, in such currency as determined by the Board. If it concerns a distribution in the form of assets, the Board shall determine the value attributed to such distribution for purposes of recording the distribution in the Company’s accounts with due observance of applicable law. Claims to dividends and other distribution not paid within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to the Company. For the purpose of calculating the amount or allocation of any distribution, shares held by the Company in its own capital shall not be taken into account. No distribution shall be made to the Company in respect of shares held by the Company in its own capital.

Delaware.    Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of ordinary shares, property or cash.

6.    Liquidation proceeds

The Netherlands.    In the event of the Company being dissolved, the liquidation shall be effected by the Board, unless the General Meeting decides otherwise. To the extent that any assets remain after payment of all of the Company’s debts, those assets shall be distributed to the shareholders.

Delaware.    A Delaware company may be dissolved if a majority of the board of directors and a majority of the shareholders approve the dissolution. Upon a company’s liquidation, dissolution, or winding-up, the holders of its common stock are entitled to share in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock.

7.    Shareholder Suits

The Netherlands.    In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment. In order to obtain compensation for damages, the foundation or association and the defendant may reach, often on the basis of such declaratory judgment, a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Delaware.    Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.